Crossmann Communities, Inc.
9202 North Meridian Street, Suite 300
Indianapolis, Indiana 46260


March 8, 2001


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Crossmann Communities, Inc.
         Post-Effective Amendment
         File Number:  333-35509

Ladies and Gentlemen:

The purpose of this letter is to request the withdrawal of Post-Effective Amendment No.1 to Form S-3 regarding File No.: 333-35509 which was filed on March 1, 2001.

The reason for this withdrawal is that it has come to our attention that all of the securities registered pursuant to File Number 333-35509 have already been sold and it is unnecessary to deregister any of the securities thereunder.

If you have any questions regarding this application, please contact the Issuer's legal counsel, Steven K. Humke, Esq., of Ice Miller at (317) 236-2100.

Very Truly Yours,

Crossmann Communities, Inc.



By: /s/ John B. Scheumann
    ----------------------------------------
    John B. Scheumann, Chairman of the Board
    And Chief Executive Officer